Mail Stop 4561

March 23, 2009

Stephen Crosson
Chief Executive Officer
CaminoSoft Corp.
600 Hampshire Road, Suite 105
Westlake Village, CA 91361-2565

> **Re:** **CaminoSoft Corp.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed March 23, 2009**
> **File No. 033-64534-LA**

Dear Mr. Crossen:

We have completed our review of your revised filing and have no further comments at this time.

Sincerely,

David L. Orlic
Special Counsel